================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 11)*


                             Global Crossing Limited
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A175
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 30, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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
CUSIP No. G3921A175                SCHEDULE 13D               Page 2 of 11 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

          Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                         13,730
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                         45,105,562(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                         13,730
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                         45,105,562(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

          45,119,292(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

          65.7%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

          CO
--------------------------------------------------------------------------------
----------

(1) Comprises 12,794,045 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008. The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd.

CUSIP No. G3921A175                SCHEDULE 13D               Page 3 of 11 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

          Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                         0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                         45,105,562(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                         0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                         45,105,562(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

          45,105,562(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

          65.6%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

          CO
--------------------------------------------------------------------------------
----------

(1) Comprises 12,794,045 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

CUSIP No. G3921A175                SCHEDULE 13D               Page 4 of 11 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          STT Communications Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

          AF; SC; WC
--------------------------------------------------------------------------------
5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

          Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                         0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                         45,105,562(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                         0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                         45,105,562(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

          45,105,562(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

          65.6%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

          CO
--------------------------------------------------------------------------------
----------

(1) Comprises 12,794,045 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

CUSIP No. G3921A175                SCHEDULE 13D               Page 5 of 11 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          STT Crossing Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

          AF; SC
--------------------------------------------------------------------------------
5.  Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

          Mauritius
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                         0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                         45,105,562(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                         0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                         45,105,562(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

          45,105,562(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

          65.6%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

          CO
--------------------------------------------------------------------------------
----------

(1) Comprises 12,794,045 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                                              Page 6 of 11 Pages


This Amendment No. 11 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on February 5, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004, Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005, Amendment No. 8 to the Schedule 13D filed by STT with the SEC on September 16, 2005, Amendment No. 9 to the Schedule 13D filed by STT with the SEC on January 4, 2006 and Amendment No. 10 to the Schedule 13D filed by STT with the SEC on May 16, 2006 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 is amended to include the following new paragraphs:

On May 30, 2006, the Issuer completed a public offering of 12,000,000 of its Common Shares (the "Offering") at a price of $20.00 per Common Share. Pursuant to its non-binding indication of interest to the Issuer, STT Crossing acquired 6,226,145 Common Shares in the Offering.

The aggregate purchase price for the Common Shares acquired by STT Crossing in the Offering was $124,522,900. STT Comm provided the funds for the purchase price from its working capital.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

(a)-(b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.

In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 13,730 additional Common Shares of the Issuer, which are owned beneficially and of record by Temasek's wholly-owned subsidiary, Fullerton (Private) Limited.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 45,105,562 Common Shares (which comprises 12,794,045 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,311,517 Common Shares that may be acquired, as at April 28, 2006, upon conversion of the GCL Notes held by STT Crossing), or 65.6% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 45,105,562 Common Shares (which comprises 12,794,045 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,311,517 Common Shares that may be acquired, as at April 28, 2006, upon conversion of

                                                              Page 7 of 11 Pages


the GCL Notes held by STT Crossing), or 65.6% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Crossing is the beneficial owner of 45,105,562 Common Shares (which comprises 12,794,045 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,311,517 Common Shares that may be acquired, as at April 28, 2006, upon conversion of the GCL Notes held by STT Crossing), or 65.6% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.

(c) On May 30, 2006, the Issuer completed the Offering at a price of $20.00 per Common Share. Pursuant to its non-binding indication of interest to the Issuer, STT Crossing acquired 6,226,145 Common Shares in the Offering.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to include the following new paragraphs:

On May 19, 2005, STT Crossing entered into an amendment to the Pledge of Shares Agreement (the "Share Pledge Amendment") with United Overseas Bank Limited, pursuant to which STT Crossing substituted and replaced 800,000 Common Shares that had been pledged to secure the loan facility between STT Comm and United Overseas Bank Limited with 800,000 Preferred Shares. The description of the Share Pledge Amendment is qualified in its entirety by reference to the Share Pledge Amendment dated as of May 19, 2005, a copy of which appears as an exhibit to this Statement.

On May 23, 2006, the Issuer and STT Crossing entered into a second amendment to the Registration Rights Agreement (the "Second Registration Rights Agreement Amendment"), pursuant to which the parties agreed that any Common Shares that may be issued to STT Crossing and/or its affiliates upon conversion of the Proposed Indebtedness (as defined in the Registration Rights Agreement) be deemed to be Registrable Securities under the Registration Rights Agreement and that any Common Shares that may be issued to STT Crossing and/or its affiliates in the Offering be deemed to be Registrable Securities under the Registration Rights Agreement. The description of the Second Restructuring Agreement Amendment is qualified in its entirety by reference to the Second Registration Rights Agreement Amendment dated as of May 23, 2006, a copy of which appears as an exhibit to this Statement.

The Second Registration Rights Agreement Amendment satisfies a condition precedent to the Waiver dated as of May 23, 2006 (the "Waiver"), between the Issuer and STT Crossing, relating to the GCL Notes, and to the Written Consent of the Sole Shareholder of the Preferred Shares dated May 23, 2006 (the "Consent"), by STT Crossing, with the Waiver and Consent entered into in connection with the Offering and the Convertible Notes Offering (as defined in the Second Registration Rights Agreement Amendment). The descriptions of the Waiver and the Consent are each qualified in their entirety by reference to the Waiver and the Consent, copies of which appear as exhibits to this Statement.

                                                              Page 8 of 11 Pages


On May 30, 2006, the Issuer, certain of its subsidiaries, Wells Fargo Bank, National Association, as Trustee for the GCL Notes, and STT Crossing entered into an amendment of the Indenture governing the GCL Notes (the "Indenture Amendment") to expand the definition of "Working Capital Facility" to include working capital facilities of the Issuer and any of its subsidiaries. The description of the Indenture Amendment is qualified in its entirety by reference to the Indenture Amendment dated as of May 30, 2006, a copy of which appears as an exhibit to this Statement.

On May 30, 2006, the Issuer, STT Comm and STT Crossing entered into a second amendment to the Restructuring Agreement (the "Second Restructuring Agreement Amendment"), pursuant to which the parties have agreed that the consent fee payable to STT Crossing under Section 1.8 of the Restructuring Agreement applies to all "Working Capital Facilities" (as defined in the Indenture governing the GCL Notes, as amended by the Indenture Amendment). The description of the Second Restructuring Agreement Amendment is qualified in its entirety by reference to the Second Restructuring Agreement Amendment dated as of May 30, 2006, a copy of which appears as an exhibit to this Statement.

On May 30, 2006, the Issuer completed the Offering at a price of $20.00 per Common Share. Pursuant to its non-binding indication of interest to the Issuer, STT Crossing acquired 6,226,145 Common Shares in the Offering.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Amendment to Pledge of Shares Agreement, dated as of May 19, 2005, between STT Crossing Ltd and United Overseas Bank Limited.

2. Second Amendment to Registration Rights Agreement, dated as of May 23, 2006, by and among the Issuer, STT Crossing and each other person who becomes a Holder of the Registrable Securities (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 30,
         2006).

3. Waiver dated as of May 23, 2006 (the "Convertible Notes Waiver"), between the Issuer and STT Crossing, relating to the Issuer's GCL Notes under the Indenture dated as of December 23, 2004, by and among the Company, Global Crossing (UK) Telecommunications Limited, the other entities identified on the signature pages thereto and Wells Fargo Bank, National Association, as trustee and collateral agent for the holders of notes issued thereunder (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 30, 2006).

4. Written Consent of the Sole Shareholder of the 2.0% Cumulative Senior Convertible Preferred Shares of Global Crossing Limited dated May 23, 2006 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 30, 2006).

5. Amendment No. 1 to Indenture, dated as of May 30, 2006, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including the subsidiaries guaranteeing the Notes, Wells Fargo Bank, National Association, as trustee and agent for the holders of the GCL Notes and STT Crossing Ltd (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 1, 2006).

                                                              Page 9 of 11 Pages


6. Second Amendment to Restructuring Agreement, dated as of May 30, 2006, by and among the Issuer, Global Crossing Holdings Limited, Global Crossing North American Holdings, Inc., Global Crossing (UK) Telecommunications Limited, STT Crossing Ltd and STT Communications Ltd (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 1, 2006)

                                                             Page 10 of 11 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2006


                                   TEMASEK HOLDINGS (PRIVATE) LIMITED

                                   By /s/ Chia Yue Joo
                                      ------------------------------------------
                                   Name:  Chia Yue Joo
                                   Title: Managing Director, Legal & Regulations


                                   SINGAPORE TECHNOLOGIES TELEMEDIA
                                   PTE LTD

                                   By /s/ Pek Siok Lan
                                      ------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Company Secretary


                                   STT COMMUNICATIONS LTD

                                   By /s/ Pek Siok Lan
                                      ------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Company Secretary


                                   STT CROSSING LTD

                                   By /s/ Pek Siok Lan
                                      ------------------------------------------
                                   Name:  Pek Siok Lan
                                   Title: Director

                                                             Page 11 of 11 Pages


                                  EXHIBIT INDEX


1. Amendment to Pledge of Shares Agreement, dated as of May 19, 2005, between STT Crossing Ltd and United Overseas Bank Limited.

2. Second Amendment to Registration Rights Agreement, dated as of May 23, 2006, by and among the Issuer, STT Crossing and each other person who becomes a Holder of the Registrable Securities (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 30, 2006).

3. Waiver dated as of May 23, 2006 (the "Convertible Notes Waiver"), between the Issuer and STT Crossing, relating to the Issuer's GCL Notes under the Indenture dated as of December 23, 2004, by and among the Company, Global Crossing (UK) Telecommunications Limited, the other entities identified on the signature pages thereto and Wells Fargo Bank, National Association, as trustee and collateral agent for the holders of notes issued thereunder (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 30, 2006).

4. Written Consent of the Sole Shareholder of the 2.0% Cumulative Senior Convertible Preferred Shares of Global Crossing Limited dated May 23, 2006 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 30, 2006).

5. Amendment No. 1 to Indenture, dated as of May 30, 2006, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including the subsidiaries guaranteeing the Notes, Wells Fargo Bank, National Association, as trustee and agent for the holders of the GCL Notes and STT Crossing Ltd (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 1, 2006).

6. Second Amendment to Restructuring Agreement, dated as of May 30, 2006, by and among the Issuer, Global Crossing Holdings Limited, Global Crossing North American Holdings, Inc., Global Crossing (UK) Telecommunications Limited, STT Crossing Ltd and STT Communications Ltd (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 1, 2006).